United States securities and exchange commission logo





                              July 19, 2021

       Bryan Coy
       Executive Vice President and Chief Financial Officer
       Cannae Holdings, Inc.
       1701 Village Center Circle
       Las Vegas, Nevada 89134

                                                        Re: Cannae Holdings,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2021
                                                            Filed May 10, 2021
                                                            File No. 001-38300

       Dear Mr. Coy:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 1A. Risk Factors
       Risks Relating to the Company's Structure
       We may become subject to the Investment Company Act of 1940, page 11

   1. Please provide a detailed legal analysis explaining why the registrant believes it is not an investment company
under the Investment Company Act of 1940. Such analysis should include a discussion as
to whether the registrant believes it is compliant with the 40% test set forth in section
3(a)(1)(C) of the 1940 Act. It should also address the registrant   s
                                                        management structure
and payments to the manager, which appear to resemble those
                                                        associated with
investment funds. In your response, please provide sufficient information to assess your
analysis. Please note that we will refer your response to the Division of
                                                        Investment Management
for further review.
 Bryan Coy
Cannae Holdings, Inc.
July 19, 2021
Page 2
Consolidated Financial Statements
Consolidated Statements of Operations, page 56

2. Please tell us how you considered the guidance in Rule 5-03 of Regulation S-X in presenting an additional profit subtotal between paragraphs 10 and 11 -- earnings from continuing operations before equity in earnings (losses) of unconsolidated affiliates.
Consolidated Statements of Cash Flows, page 59

3. Please disclose your accounting policy for classifying distributions from investments in unconsolidated affiliates as operating or investing activities. Also, disclose the nature of the cash proceeds classified within operating activities and investing activities for each period presented. Refer to ASC 230-10-45-21D.
Form 10-Q for Fiscal Quarter Ended March 31, 2021

Item 6. Exhibits
Exhibits 31.1 and 31.2, page 38

4. You omit the internal control over financial reporting language from the introductory portion of paragraph 4 of your Section 302 certifications, as well as paragraph 4(b). This language was required beginning with your first annual report that contained
         management   s report on internal control over financial reporting and
continues to be
         required in the Section 302 certifications of all periodic reports filed thereafter. Please make the appropriate revisions. Refer to the guidance in Question
246.13 of the
         Division   s Compliance and Disclosure Interpretations for Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameBryan Coy                                     Sincerely,
Comapany NameCannae Holdings, Inc.
                                                                Division of
Corporation Finance
July 19, 2021 Page 2                                            Office of Trade
& Services
FirstName LastName